EXHIBIT 99.1

NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES.

July 30, 2019

Avino Announces Closing of Bought Deal Offering

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6:FSE) (“Avino” or the “Company”) further to the Company’s press release dated July 24, 2019, the Company is pleased to announce that it has closed the bought deal financing with Cantor Fitzgerald Canada Corporation, as sole bookrunner and sole underwriter (the “Underwriter”), for the issuance of a total of 7,735,360 common shares of the Company for aggregate gross proceeds of $6,900,340, consisting of 5,411,900 common shares (the “Common Shares”) at the issue price of CDN$0.85 per Common Share, and 2,323,460 common shares which qualify as “flow-through shares” as defined under the Income Tax Act (Canada) (the “FT Shares”) at the issue price of CDN$0.99 per FT Share (collectively, the "Offering").

The Underwriter has fully exercised its over-allotment option to purchase 705,900 Common Shares and 303,060 FT Shares (which are included in the gross proceeds above). The Underwriter received a cash commission of 7.0% of the gross proceeds raised, as well as the issuance of share purchase warrants exercisable to purchase up to 464,122 Common Shares at CDN$0.85 per share until July 30, 2020.

The Company intends to use the net proceeds of the Offering to advance the exploration and development of the Company’s Avino Mine, in particular further exploration of the Hanging Wall area, and further exploration and development activities on the Bralorne Mine property in British Columbia, and for general working capital. The Company believes that this capital raise strengthens the Company’s balance sheet and is integral to Avino’s strategies for future growth.

The Offering was made by way of prospectus supplements dated July 25, 2019 to the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated December 21, 2018. The prospectus supplement relating to the Offering (together with the Base Shelf Prospectus, the “Offering Documents”) was filed with the securities commissions in all of the provinces of Canada, except Quebec. The Offering Documents contain important detailed information about the securities offered, and copies of the Underwriting Agreement and the Offering Documents are available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, as applicable.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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July 30, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Closing of Bought Deal Offering

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

____________________________________

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release, and statements regarding the expected closing date and use of proceeds of the Offering. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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